EXHIBIT 12.1

Accellent Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2006	2007	2008	2009	2010
Pre-tax (loss) income	$(13,252)	$(269,490)	$(8,627)	$2,506	$(20,138)
Interest expense, net	65,338	67,367	65,257	56,569	73,939
Interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Interest portion of rent	2,370	2,401	2,394	2,520	2,401

Earnings (loss)	54,456	(199,722)	59,024	61,595	56,202
Fixed charges	$67,708	$69,768	$67,651	$59,089	$76,340
Ratio	—	—	—	1.04	—
Deficiency	$(13,252)	$(269,490)	$(8,627)	$—	$(20,138)